Via Facsimile and U.S. Mail
Mail Stop 4720

March 4, 2010

Phillip B. Donenberg
Chief Financial Officer, Treasurer and Secretary
BioSante Pharmaceuticals, Inc.
111 Barclay Boulevard
Lincolnshire, Illinois 60069

Re: BioSante Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Proxy Statement filed on Schedule 14A
Form 8-K dated October 14, 2009
File Number: 001-31812

Dear Mr. Donenberg:

We have reviewed your response letter dated January 7, 2010 and have the
following comments. In our comments, we ask you to provide us with information to
better understand your disclosure. Where our comment requests you to revise disclosure,
the information you provide should show us what the revised disclosure will look like
and identify the annual or quarterly filing, as applicable, in which you intend to first
include it. If you do not believe that revised disclosure is necessary, explain the reason in
your response. After reviewing the information provided, we may raise additional
comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Annual Report on Form 10-K

Item 1. Description of Business, page 1

1.   We note your response to our prior comment 1 and disagree with your conclusion
      that you are not substantially dependent on the agreement with Azur Pharma
      International II Limited for the following reasons:

- Elistrin is your only commercially available product;
- Azur is the only company selling Elestrin;
- In 2008, you received $3.325 million pursuant to your agreement with Azur, which accounted for 85% of your revenues in that year; and
- For the nine months ended September 30, 2009 you recognized revenues of $90,934 pursuant to the agreement, which accounted for approximately 46% of your revenues for the 9 month period.

Accordingly, please file this agreement as an exhibit to your annual report pursuant to Item 601(b)(10)(ii)(b) of Regulation S-K.

2. We note your response to comment 2. Please provide us with further analysis addressing the following points:

- The product licensed from Permatec in the June 13, 2000 license agreement;
- The dependence of Elestrin and LibiGel on technology or intellectual property obtained pursuant to this agreement; and
- Other "potential" products, as stated in your response.

3. We note your responses to comment 3. Teva Pharmaceuticals is responsible for the continued development of Bio-T-Gel and has agreed to pay milestones and royalties to you based on sales of this product. It appears that you are substantially dependent on your agreement with this company to develop Bio-T-Gel, one of your four key products, which therefore makes this agreement material. Please file the agreement as an exhibit and disclose the amounts paid to date, aggregate potential milestone payments and the royalty range.

4. Similarly, we note your response to comment 4 and continue to believe the development of The Pill-Plus appears to be substantially dependent on your agreements with Wake Forest University Health Sciences and Cedars-Sinai Medical Center. It further appears that you are substantially dependent on Pantarhei Bioscience to develop and market this product. As you have identified this as one of your key products, it therefore follows that you are substantially dependent on these agreements, which should be filed pursuant to Item 601(b)(10)(ii)(b) of Regulation S-K. Please file the agreements and include in your disclosure the total amounts paid and/or received to date, aggregate potential milestone payments, maintenance payments and the royalty range.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion & Analysis, page 26

Elements of our Executive Compensation Program, page 31

5. We note your response to prior comment 7 and disagree with your conclusion that no disclosure of the conceptual performance objectives and individual goals is required. Please provide proposed disclosure for your 2009 proxy statement describing the objectives and goals. If they were quantified, your disclosure should also be similarly quantified. If your compensation committee does not assess the extent to which the objectives and goals were met due to an overriding factor, such as the company's cash position, then please explain that an assessment relating to the achievement of the goals and objectives was not performed and the reason.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Phillip B. Donenberg
BioSante Pharmaceuticals, Inc.
March 4, 2010
Page 4

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Scot Foley, Staff Attorney, at (202) 551-3383 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 if you have any questions regarding the processing of your response as well as any questions regarding any of the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Amy E. Culbert, Esq.
        Oppenheimer Wolff & Donnelly LLP
        45 South Seventh Street, Suite 3300
        Minneapolis, MN 55402-1509